Exhibit 19.1

EQV VENTURES ACQUISITION CORP. II

Insider Trading Policy

(adopted on July 1, 2025)

In order to take an active role in the prevention of insider trading violations by the officers, directors, employees and other related individuals of EQV Ventures Acquisition Corp. II (the “Company”), the Company has adopted this Insider Trading Policy (this “Policy”).

No director, officer or employee of the Company or its sponsor, EQV Ventures Sponsor II LLC, or its subsidiaries, or their immediate family members (including any spouse, registered domestic partner, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, or person with whom such person has an adoptive or “in-law” relationship) who is living in their household), (each, an “Insider” and, collectively, “Insiders”), may engage in transactions in any securities while in possession of material nonpublic information regarding such securities where such information was improperly obtained, where it was obtained under circumstances contemplating that it would not be used for personal gain and in certain other circumstances (so-called “insider trading”), nor may any Insider communicate such material nonpublic information to any person who could use such information to purchase or sell securities (so-called “tipping”).

Before purchasing or selling, either personally or on behalf of others, any of the Company’s outstanding securities (including derivative securities such as put and call options), each Insider must obtain clearance from the President and Chief Financial Officer of the Company. Insiders who are employees, officers and directors of the Company are also subject to additional requirements regarding personal securities trading and holdings set forth in the Company’s Code of Business Conduct and Ethics.

All persons subject to this Policy have a duty to cooperate in the operation of this Policy. Compliance with this Policy is a condition of continued employment for all officers and employees of the Company. Failure to comply may result in disciplinary action, up to and including termination of employment.

What constitutes a security?

The term “securities” includes common and preferred equity, debt securities, options or derivative instruments with respect to such securities, securities that are convertible into or exchangeable for other securities, as well as common units representing partner interests.

What is “material” information?

The question of whether information is “material” is not always easily resolved. Generally speaking, information is “material” where there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy or sell the securities in question or where the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the “total mix” of information available. Where the nonpublic information relates to a possible or contingent event, materiality depends upon a balancing of both the probability that the event will occur and the anticipated magnitude of the event in light of the totality of the activities of the issuer involved.

Common, but by no means exclusive, examples of what may be “material” include the following:

●	Possible acquisitions, mergers or business combinations or the status thereof

●	Dividend or distribution declarations (cash or securities) or security splits

●	Dividend or distribution increases or decreases

●	Financial forecasts, especially earnings estimates

●	Changes in previously disclosed financial information

●	Proposed issuances of new securities

●	Security repurchase programs

●	Major litigation

●	Significant changes in management or operations

●	Extraordinary borrowings or liquidity problems

●	Purchases or sales of substantial assets or businesses

●	Governmental investigations, criminal actions or indictments and any collateral consequences

“Inside” information could be material because of its expected effect on the price of the Company’s outstanding securities, securities of companies in which the Company has made an investment, the securities of another company not related to the Company or the securities of several such companies. Moreover, the resulting prohibition against the misuse of inside information includes not only restrictions on trading in the Company’s outstanding securities, but restrictions on trading in the securities of such other companies affected by the inside information.

Because materiality determinations are often challenged with the benefit of hindsight, if an Insider has any doubt whether certain information is “material,” the information should be considered to be material.

What is “nonpublic” information?

Information is “nonpublic” until it has been made available to investors generally. In this respect, one must be able to point to some fact to show that the information is generally public, such as inclusion in reports filed with the Securities and Exchange Commission (“SEC”) or press releases issued by the issuer of the securities or reference to such information in wire services or publications of general circulation such as Reuters, Bloomberg, Dow Jones, The Wall Street Journal or The New York Times. However, some time, at a minimum 24 hours, must be allowed after publication for this information to be effectively communicated to the public. In addition, the fact that information has been disclosed to a few members of the public does not necessarily make it “public” for insider trading purposes.

Penalties for insider trading

Liability and penalties for insider trading or tipping are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation (for example, where the person tipped another).

Penalties and liabilities include:

●	civil injunctions

●	private civil damage actions

●	jail sentences

●	disgorgement of profits (or the amount of losses avoided) plus statutory interest

●	civil penalties for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually received a benefit (for example, where the person tipped another)

●	criminal fines for the insider

●	civil penalties for the employer or other controlling person of up to the greater of:

●	$1,000,000 and

●	three times the amount of the profit gained or loss avoided

●	criminal fines for the employer or other controlling persons

In addition, any violation of this Policy can be expected to result in serious sanctions by the Company, including dismissal of the persons involved.

How can I protect material nonpublic information?

Material nonpublic information (and all other Company confidential information, including information about the Company’s pending transactions) should be communicated only to those people who need to know it for a legitimate business purpose and who are authorized to receive the information.

The following practices should be followed to help prevent the misuse of material nonpublic information and other types of confidential information:

●	Avoid discussing or even speculating about confidential matters in places where you may be overheard by people who are not authorized to receive such information. Do not discuss confidential information with friends, relatives or social acquaintances.

●	Always put confidential documents away when not in use. Do not leave documents containing confidential information where they may be seen by persons who do not have a need to know the content of the documents.

●	Do not give your computer IDs and passwords to any other person. Password protect computers and log off when they are not in use.

●	Comply with the specific terms of any confidentiality agreements of which you are aware.

What transactions are covered by this Policy?

This Policy applies to all transactions, direct or indirect, in the Company’s securities and in the securities of third parties with whom the Company does business.

In addition, this Policy prohibits Insiders, without the prior approval of the President and Chief Financial Officer of the Company from:

●	Buying or selling puts or calls or other derivative securities (other than derivative securities issued by the Company, such as convertible notes) based on the Company’s securities;

●	Engaging in the short sale of the Company’s securities;

●	Holding the Company’s securities in a margin account or pledging the Company’s securities as collateral for a loan; and

●	Entering into hedging or monetization transactions or similar arrangements with respect to the Company’s securities, including, but not limited to, prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Company’s securities and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any of the Company’s securities.

What should I do before trading in the Company’s securities?

Before purchasing or selling, either personally or on behalf of others, any of the Company’s outstanding securities (including derivative securities such as put and call options), Insiders must obtain clearance from the President and Chief Financial Officer of the Company. Clearance of a transaction will generally be valid only for a two-business-day period or such other period specified by the President and Chief Financial Officer of the Company. If the transaction is not completed within the two-business-day or other specified period, pre-clearance of the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

Trading Plan: An Insider may elect to trade in the Company’s securities pursuant to a written plan or set of instructions to another person (a “Trading Plan”). All Trading Plans are subject to clearance by the President and Chief Financial Officer of the Company. The President and Chief Financial Officer is under no obligation to approve a Trading Plan submitted for pre-clearance. A Trading Plan must be in writing and signed by the person seeking to adopt the Trading Plan. A Trading Plan will not be cleared unless it contains the following provisions:

●	the specific amount of securities to be traded (either a specified number of securities or a specified dollar value of securities); the price at which the securities are to be traded; and the date on which the order is to be executed (either the specific day of the year on which the order is to be executed—or as soon thereafter as is practicable under ordinary principles of best execution—in the case of a market order, or, in the case of a limit order, a day of the year on which the limit order is in force); or

●	a written formula or algorithm, or computer program for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; or

●	a provision that grants complete investment discretion to another person, such as in accordance with the requirements of Rule 10b5-1 (a “Representative”) and does not permit the Insider to exercise any subsequent influence over how, when, or whether to effect trades. Reliance upon this provision will also require a signed affirmation by the Representative that such Representative will not exercise this complete grant of discretion to trade on such securities while such Representative is aware of material nonpublic information about the Company or its securities.

Any Insider seeking to adopt, amend, suspend or terminate a Trading Plan must do so when he or she is not aware of any material nonpublic information about the Company or the Company’s securities, or any information at variance with the Company’s statements to investors, and no blackout period is in effect. Any amendment to the amount, price, or timing of the Trading Plan will be viewed as the termination of such Trading Plan and the adoption of a new Trading Plan.

Trading Plans must be adopted in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Any officer or director of the Company designated by the Board as a Section 16 person (a “Section 16 Individual”) adopting a Trading Plan must certify in writing, at the time of the adoption of a new or modified Trading Plan, that they are (a) not aware of any material nonpublic information about the Company or its securities and (b) adopting the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

A “cooling-off” or waiting period between the date the Trading Plan is adopted and the date of the first possible transaction under the Trading Plan must be adhered to. Section 16 Individuals are subject to a cooling-off period of the later of: (a) ninety (90) days following the adoption or any modification of such Trading Plan or (b) two business days following the disclosure in Form 10-Q or Form 10-K of the Company’s financial results for the fiscal quarter in which such Trading Plan was adopted or modified (but not to exceed 120 days following plan adoption or modification). Insiders other than Section 16 Individuals are subject to a cooling-off period of thirty (30) days following the adoption or any modification of such Trading Plan.

With the exception of sell-to-cover plans, multiple overlapping Trading Plans are prohibited (unless permitted by applicable law and approved by the President and Chief Financial Officer of the Company) and the person may only rely on the defenses afforded to them by Rule 10b5-1 for a single-trade Trading Plan once during any consecutive 12-month period.

What if I have any questions about this Policy or insider trading restrictions?

Insiders at all times should avoid even the appearance of impropriety with respect to trading in the Company’s securities or the securities of any of the companies with whom the Company does business. When there is any question as to a potential application of this Policy, insider trading laws or any other restrictions on insider trading, or if you know of a suspected violation of this Policy or those laws or other restrictions, you should consult with the President and Chief Financial Officer of the Company.

5